Mail Stop 4561

August 18, 2008

Sandra Sager
Chief Financial Officer
Venture Financial Group, Inc.
1495 Wilmington Drive, P.O. Box 970
DuPont, Washington 98327

      RE: Venture Financial Group, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed March 31, 2008
                Form 10-Q for Quarterly Period Ended March 31, 2008
                Filed May 14, 2008
                File No. 000-24024

Dear Ms. Sager,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Amit Pande
                    Assistant Chief Accountant